INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	January 31, 2018

Invictus’s Acreage Pharms Launches Innovative,
Ambitious Extraction Program for Cannabis Oils

Vancouver, BC, January 31, 2018 - INVICTUS MD STRATEGIES CORP.’s ("Invictus" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) Acreage Pharms Ltd. (“Acreage Pharms”) is pleased to announce the acquisition of cannabis oil extraction equipment and the hiring of key professionals to launch an extraction program to serve Canada’s expanding need for high-quality cannabis oils.

The C02 extraction technology, on track for production, will use Acreage Pharm’s cannabis to extract and manufacture cannabis oils. Acreage Pharms will apply for an oil license from Health Canada as soon as it receives sales licenses expected.

The acquisition of a closed-loop C02 extraction system is essential for Acreage Pharms market strategy. The system performs Subcritical and Supercritical Fluid Extraction utilizing high-pressure carbon dioxide to extract essential oils from botanicals, using specific temperatures and pressures to withdraw different components from plants. The innovative process produces the highest-quality cannabis oils in the world.

Compared to solvent extractions, Acreage Pharms Supercritical C02 extraction will be:

•	Non-Toxic/Non-Carcinogenic. Oils extracted using this technology do not contain petroleum particles.

•	Safe. The system does not use potentially flammable or explosive petroleum-based solvents.

•	Carbon-Neutral/Environmentally Friendly. The system does not emit carbon into the atmosphere.

•	Customizable. With a wide range of temperatures, pressures and flow rates to leverage, the system is capable of fully withdrawing from botanicals like cannabis full profiles of natural compounds.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

•

Premium quality. The advanced system is used by the best companies to extract coffee, vanilla, tea, fruit and nut extracts and aromas, omega-3 oils, fragrances, perfumes, tobacco extractions for e-cigarettes, hop-oil extraction for beer, oil extractions for alternative energies from algae and high-grade cannabis oil.

Supercritical C02 extraction offers the blossoming cannabis industry the promise of understanding the myriad medical benefits of cannabis. By giving concentrate makers so much control over the process, it gains them access to cannabinoids within the plant beside THC and CBD, which some researchers believe will be vital components of ongoing cannabis research and development.

Both the Phase 1 and Phase 2 facilities at Acreage Pharms have a total of approximately 40,000 square feet with expected 5,000 kg of capacity beginning in February 2018 along with a further planned 80,000 square foot Phase 3 expansion for total combined production capacity at Acreage Pharms of 19,000 kg in 2018. This will be ample supply to conduct oil extraction, processing and development to supply the expanding medical market and to prepare for the recreational market later this year.

The ambitious new technology program requires the guidance, oversight and scientific savvy of seasoned professionals, and Acreage Pharms is thrilled to add Chris Kooner, RPh and Dr. Dejun Cui to the team. Both of these pharmacy and agriculture veterans have been with Acreage for six months, but now are pivoting their responsibilities towards the new oils extraction program.

Chris will take over as Responsible Person in Charge (RPIC) for Acreage Pharms. Chris, a registered pharmacist with years of executive experience in pharmacy production labs, has dedicated much of his career to building safe, efficient production protocols at large pharmacies and then managing all aspects of production within pharmacies. This work is extremely detailed and grounded in science, and parallels cannabis oils production. With such broad experience in both the pharmaceutical and now cannabis industries, Chris has the full scope of knowledge.

Dr. Cui will oversee Quality Assurance at Acreage Pharms. His long list of key responsibilities and duties includes:

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

•	Developing a protocol for sampling and testing dried cannabis to ensure representative results for the batch and the microbial and chemical contaminants meet the specifications.

•	Ensuring all products prior to release for sale is analyzed for pesticide residues to verify their absence.

•	Ensuring that cannabis oil must not contain residues of prohibited solvents.

With more than 30 years of high-level experience in horticulture and agriculture Dr. Cui is ideal for this mission-critical position. Among other things, Dr. Cui has more than 25 years experience in Integrated Pest Management, with specialties in biological control agents, physical control, botanical/bio-pesticides, entomology, plant pathology, agronomy and greenhouse and growth chamber management. He also has extensive experience working with the Cannabis sativa plant in professional settings.

“Building a scientifically rigorous, safe and productive extraction program has long been an Invictus goal,” said Dan Kriznic, Chairman and CEO of Invictus. “With our cannabis production ramping-up on schedule, we now are prepared to begin crafting the high-quality oils for Canada’s growing medical market, as well as the anticipated recreational market set to launch in July 2018. Our acquisition of the latest extraction technology, along with the addition to our team of agricultural and pharmacy professionals with advanced degree and decades of combined experience, sets our extraction program on strong footing immediately.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 50% investment in AB Laboratories Inc., located near Hamilton, Ontario which has both its cultivation and sales license under ACMPR. Combined the two licenses and an expected third license under AB Ventures Inc. are expected to have an approximate annual run-rate production capacity of 76,000 kg by 2019. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

For more information, please visitwww.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Ventures and Acreage Pharms, Acreage Pharms’ receipt of a sales license and the success and timing of Acreage Pharms’ expansion plans, expected sales of inventory and the completion of the increase in the Company’s ownership of AB Labs pursuant to the definitive agreement (the “Transaction”) are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Labs, AB Ventures and Acreage Pharms will satisfy all conditions for, and receive, regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will satisfy all conditions for and be granted a license under the ACMPR and will receive a development permit on the expected terms, AB Ventures is able to successfully build a production facility, Acreage Pharms will satisfy all conditions for and successfully obtain the anticipated sales license and will successfully complete its expansion plans, the anticipated sales of inventory will take place on the terms and timing expected by management, all conditions to the closing of the Transaction will be satisfied and the Transaction will complete on the terms set out in the definitive agreement and that the legalization of recreational use of cannabis in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities for their full production capacity or at all, that AB Labs, AB Ventures or Acreage Pharms will not reach full production capacity, that AB Ventures will not be granted a license under the ACMPR or will not receive a development permit on the expected terms or at all, that AB Ventures is not able to successfully build a production facility, that Acreage Pharms is not able to obtain the anticipated sales license when expected by management or at all or is not able to successfully complete its expansion plans, that the anticipated sales of inventory will not occur on the terms and timing expected by management or at all, that the Transaction will not complete on the expected terms or at all and that the legalization of recreational use of cannabis in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

connect@invictus-md.com www.invictus-md.com